Exhibit 99.1

IM Cannabis Reports Record First Quarter 2022 Financial Results;
Revenues Increase 169% YoY to $23.6 Million

Gross Profit Increased 37% from Q1 2021 as Operational Efficiencies from
Integration Take Hold; Company Expects to Achieve Positive Adjusted EBITDA in Q2 2022

Toronto, Canada and Glil Yam, Israel – May 12, 2022 – IM Cannabis Corp. (the “Company”, “IM Cannabis”, or “IMC”) (CSE: IMCC) (NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, provided financial results for the three months ended March 31, 2022. All amounts are reported in Canadian dollars unless otherwise stated.

Q1 2022 Highlights

•	Revenues increased 169% year-over-year to $23.6 million

•	Gross profit, before fair value adjustments, was $6.4 million, representing an increase of 37% from Q1 2021 and 67% sequentially

•
Completed four[1] strategic acquisitions in Israel, including the country’s largest retail and online pharmacy business and a trade and distribution center with an IMC-GDP license, and began centralizing operations of its newly acquired assets

•	The Company’s WAGNERS brand sold out in Israel in three weeks, reflecting strong demand for the brand and premium indoor-grown cannabis imported from its Canadian cultivation subsidiary.

Management Commentary

“We continue to progress well on our path to profitability and achieved another quarter of record revenues, which grew 169% year-over-year in the first quarter,” said Oren Shuster, Chief Executive Officer of IMC. “We execute key initiatives that drive margin expansion within each of our market segments and across our operating footprint, which reflect the benefits of integrating our global model. In Israel, we work to consolidate four of the country’s leading pharmacies and centralize our distribution and customer support to potentially create significant cost savings while strengthening our brand presence. We also increasingly leverage yield from our Canadian cultivation facilities for our products imported to and sold in Israel, which exhibit a gross margin profile that is nearly double that of products sourced from suppliers.”

“In Canada, our WAGNERS and Highland Grow brands have achieved market share leadership due to our relentless focus on delivering upon consumer expectations, with each brand holding a top three ranking in Ontario within their price segments. As we increase internal cultivation toward full capacity, we also focus on key operational initiatives to improve yield and reduce volume-based costs. These initiatives will help us reach positive Adjusted EBITDA, which we expect to achieve on a run rate basis in the second quarter of 2022, positioning us to be cash flow positive on a run rate basis in the following quarter.”

1 The final Panaxia pharmacy closing is expected to occur in Q3 2022.

“Given the unfolding environment, we also continue to lay a strong foundation in Germany, where we have established a positive reputation among the healthcare community of the largest medical cannabis market in Europe and will launch our WAGNERS brand this year. As the industry continues to evolve globally, we are strongly positioned to be a leader in the premium cannabis industry and generate long-term value for our shareholders,” concluded Shuster.

Preliminary Q2 2022 Financial Results

The Company continues to experience meaningful growth across its global platform, primarily in Israel and Canada, reflecting the continued execution of the Company’s strategy, its accelerating international brand presence, its focus on cultivating premium flower, and its global distribution and supply chain model. On a preliminary, unaudited basis, IMC expects Q2 2022 revenue and gross margin to increase sequentially.

Operational Highlights

•
Announced new strategic imperatives designed to enhance organizational efficiency and reduce operating costs while further responding to the increased demand for premium, indoor-grown Canadian cannabis from Israeli consumers. As part of these changes, Focus Medical Herbs Ltd. ("Focus Medical") decided to close the Sde Avraham cultivation farm in Israel that it owns and operates. Focus Medical has an exclusive commercial agreement with IMC Holdings Ltd. (“IMC Holdings”) to distribute its production under the IMC brand. Focus Medical will complete the closure of the Sde Avraham cultivation farm during the second quarter of 2022.

•
Completed the strategic acquisition of 51% of the rights in Oranim Pharm Partnership (“Oranim Pharm”), one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area. The acquisition was completed following receipt of all requisite approvals, including from the Israeli Medical Cannabis Agency.

•
Completed the acquisition of Revoly Trading and Marketing Ltd., dba Vironna Pharm ("Vironna"). Vironna ranks among the top 10 single cannabis dispensing points in Israel and is one of the largest pharmacies in Israel serving the rapidly growing Arab consumer segment of the medical cannabis market.

•
Completed the acquisition of R.A. Yarok Pharm Ltd. ("Pharm Yarok"), a leading medical cannabis pharmacy located in central Israel, and Rosen High Way Ltd. ("Rosen High Way"), a trade and distribution center with an IMC-GDP license that provides medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel.

•
Acquired an IMC-GDP license for distribution of medical cannabis from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (collectively, "Panaxia"). As part of the transaction, IMC acquired Panaxia's trading house and in-house pharmacy operation, including Israel’s largest retail and online pharmacy business[2].

•
Focus Medical successfully imported approximately 399 kilograms of premium, indoor-grown, Canadian dried cannabis following approval from the Ministry of Agriculture to import to the Israeli market in Q4 2021.

2 The Panaxia transaction includes a further option to acquire, for no additional consideration, a pharmacy from Panaxia, including requisite licenses to dispense and sell medical cannabis to patients, that the Company has exercised.

Q1 2022 Financial Results

•
Revenues were $23.6 million in Q1 2022, representing an increase of 169% from Q1 2021 and 18% sequentially. Total dried flower sold for Q1 2022 was 3,035kg at an average selling price of $6.23 per gram, compared to 1,185kg for the same period in 2021 at an average selling price of $4.94 per gram, derived mainly from the higher average selling price per gram the Company recognized through its acquired pharmacies in Israel.

•	Gross profit, before fair value adjustments, was $6.4 million in Q1 2022 compared to $4.6 million in Q1 2021.

•
General and administrative expenses were $9.0 million in Q1 2022 compared to $4.9 million in Q1 2021. The increase in the general and administrative expense is mainly attributable to the growing corporate activities in Israel and Canada following the Company’s acquisitions in 2021.

•
Sales and marketing expenses were $3.7 million in Q1 2022 compared to $1.2 million in Q1 2021. The increase in the sales and marketing expenses was due mainly to the Company’s increased marketing efforts in Israel, brand launch in Germany, and increased distribution expenses relating to the growth in sales and consolidation of sales and marketing expenses of entities acquired in 2021.

•	Adjusted EBITDA[2] loss was $(4.5) million in Q1 2022 compared to $(1.0) million in Q1 2021.

•
Net loss was $10.7 million in Q1 2022 compared to net income of $4.7 million in Q1 2021. Basic and diluted loss per share in Q1 2022 of $0.14 and $0.17, respectively, compared to basic and diluted income (loss) per share in Q1 2021 of $0.11 and ($0.06), respectively.

•	Cash and cash equivalents totaled $10.3 million at March 31, 2022, compared to $13.9 million at December 31, 2021.

The complete audited consolidated financial statements of the Company and related management's discussion and analysis for the three months ended March 31, 2022 and 2021, will be available under the Company's SEDAR profile at www.sedar.com.

Q1 2022 Conference Call

Date: Thursday, May 12, 2022
Time: 5:00 p.m. Eastern time
U.S./Canada Dial-in: 1-844-825-9789
Israel Dial-in: 1-80-9213284
Germany Dial-in: 0-800-5895393
International Dial-in: 1-412-317-5180
Conference ID: 10167199
Webcast: IMCC Q1 2022 Webcast

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Thursday, June 9, 2022. To listen, call 1-844-512-2921 within the United States or Canada or 1-412-317-6671 when calling internationally and enter replay pin number 10167199. A recording of the conference call will also be available on the events & presentations section of the IM Cannabis investor relations website linked here.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company's unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through IMC Holdings and through its commercial relationship with Focus Medical, which import, sells and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to pharmacies for medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. (“Trichome”) and its subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM”), where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Company’s  business objectives and milestones and the anticipated timing of execution; the performance of the Company’s business, strategies and operations; the intention to expand the business, operations and potential activities of the Company; the closure of the Focus Facility; expectations relating to the number of patients in Israel licensed by the MOH to consume medical cannabis; expectations of TJAC and MYM on variations of net cost of sales; the future impact of Company’s acquisitions; the future product portfolios of the Group and the Company’s ability to export its products, strains and genetics from Canada to Israel and Germany; the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis markets in the jurisdictions in which the Company operates; cannabis licensing in Israel, Germany and Canada; the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany; expectations regarding the renewal and/or extension of the Group’s licenses; the Group’s anticipated operating cash requirements and future financing needs; the Group’s expectations regarding its revenue, expenses, profit margins and operations; the anticipated Gross Margins, EBITDA and Adjusted EBITDA from the Company’s operations; future opportunities for the Company in the markets in which Company operates; and contractual obligations and commitments.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited, the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company’s satisfaction of international demand for its products; the Company’s ability to implement its growth strategies and leverage synergies of acquisitions; the Company’s ability to reach patients through e-commerce and brick and mortar retail; the development and introduction of new products; the ability to import and the supply of premium and indoor grown cannabis products from the Canadian Facilities and third- party suppliers and partners; the changes and trends in the cannabis industry; the Company’s ability to maintain and renew or obtain required licenses; the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities; the effectiveness of its products for medical cannabis patients and recreational consumers; future cannabis pricing and input costs; cannabis production yields; the Company being able to continue to drive organic growth from Canadian operations; and the Company’s ability to market its brands and services successfully to its anticipated customers.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: general business risk and liability, including claims or complaints in the normal course of business; any failure of the Company to maintain “de facto” control over Focus Medical and/or HW Shinua in accordance with IFRS 10; limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market; the ability and/or need to obtain additional financing for continued operations; the lack of control over the Company’s investees; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the CSE and the NASDAQ; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company, its acquisitions to integrate each entity into the Company’s operations and realize the anticipated benefits and synergies of each such transaction and the timing thereof and the focus of management on such integration; any potential undisclosed liabilities of entities acquired by the Company that were unidentified during the due diligence process; the interpretation of Company’s acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities; the ability of the Group to deliver on their sales commitments or growth objectives; the Group’s reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company's annual information form dated March 31, 2022, which is available on the Company's issuer profile on SEDAR at www.sedar.com and edgar at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Financial Outlook

The Company and its management believe that the statements regarding increased revenue, increased gross margin, positive adjusted EBITDA and positive cash flow contained in this press release are reasonable as of the date hereof, are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These statements are considered future-oriented financial outlooks and financial information (collectively, "FOFI") under applicable securities laws. These statements and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of existing sales and supply agreements with Focus Medical and Adjupharm, increased sales in Israel through the fulfilment of Focus Medical’s existing supply agreements, increased sales from the resumption of product shipments to Adjupharm and new supply agreements for medical cannabis to be received by Adjupharm in Germany, the inclusion of Panaxia, MYM and Trichome operations in the Company's financial results following closing of the respective acquisitions, additional product launches by Trichome under the WAGNERS brand and the future business of the Company. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Non-IFRS Measures

This press release includes references to "EBITDA", "Adjusted EBITDA" and "Gross Margin", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. The Company defines adjusted EBITDA as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Three months ended	March 31, 2022	March 31, 2021

Net Revenues	$23,569	$8,767
Cost of revenues	$17,215	$4,140
Gross profit before FV adjustments	$6,354	$4,627
Gross margin before FV adjustments	27%	53%

	For the three months ended March 31,		For the year ended December 31,
	2022*	2021*	2021
Operating Loss	$(11,549)	$(1,705)	$(38,389)
Depreciation & Amortization	$1,837	$385	$6,004
EBITDA	$(9,712)	$(1,320)	$(32,385)
IFRS Biological assets fair value adjustments, net	$(216)	$(401)	$1,586
Share-based payments	$1,610	$630	$7,471
Costs related to the NASDAQ listing	$-	$122	$1,296
Restructuring cost	$3,747	$-	$-
Other non-recurring costs	$67	$-	$-
Adjusted EBITDA (Non-IFRS)[1]	$(4,504)	$(969)	$(22,032)

Notes:
1.
Acquisition costs, in the amount of $13 and $1,768 for the three months ended March 31, 2022 and 2021, respectively, have not been adjusted in the above-mentioned table. Had these non-operational acquisition costs been adjusted, the Company’s Adjusted EBITDA for the three months ended March 31, 2022 and 2021 would have been $(4,491) and $799, respectively.

The Company’s Adjusted EBITDA for the three months ended March 31, 2022 decreased primarily due to the general and administrative costs mainly attributable to the growing corporate activities in Israel, Canada, and Germany, professional services derived from legal fees and other consulting services, salaries to employees and increased insurance costs upon listing on NASDAQ. Adjusted EBITDA is expected to climb with the full integration of Trichome and MYM as well as the expected synergies from the newly acquired retail activities in Israel.

Company Contact:
Maya Lustig
Director, Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

	March 31, 2022	December 31, 2021
	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$10,315	$13,903
Restricted deposit	-	1
Trade receivables	22,148	16,711
Advances to suppliers	5,047	2,300
Other accounts receivable	8,518	14,481
Loans receivable	2,247	2,708
Biological assets	2,117	1,687
Inventories	30,368	29,391

	80,760	81,182
NON-CURRENT ASSETS:

Property, plant and equipment, net	26,875	30,268
Investments	2,467	2,429
Investments and financial instruments	4,141	3,129
Derivative assets	26	14
Right-of-use assets, net	16,794	18,162
Deferred tax assets	355	16
Intangible assets, net	29,436	30,885
Goodwill	120,214	121,303

	200,308	206,206

Total assets	$281,068	$287,388

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

	March 31, 2022	December 31, 2021
	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables	$15,069	$13,989
Bank loans and credit facilities	15,526	9,502
Other accounts payable and accrued expenses	20,130	20,143
Accrued purchase consideration liabilities	2,836	6,039
Current maturities of operating lease liabilities	1,552	1,554

	55,113	51,227

NON-CURRENT LIABILITIES:

Warrants measured at fair value	3,347	6,022
Operating lease liabilities	17,276	17,820
Long-term loans	378	392
Employee benefit liabilities, net	295	391
Deferred tax liability, net	6,299	6,591

	27,595	31,216

Total liabilities	82,708	82,443

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:

Share capital and premium	241,903	237,677
Treasury Stock	(660)	(660)
Translation reserve	1,776	2,614
Reserve from share-based payment transactions	13,212	12,348
Accumulated deficit	(60,195)	(50,743)

Total equity attributable to equity holders of the Company	196,036	201,236

Non-controlling interests	2,324	3,709

Total equity	198,360	204,945

Total liabilities and equity	$281,068	$287,388

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

	Three months ended March 31,
	2022	2021

Revenues	$23,569	$8,767
Cost of revenues	17,215	4,140
Gross profit before fair value adjustments	6,354	4,627

Fair value adjustments:
Unrealized change in fair value of biological assets	1,079	2,343
Realized fair value adjustments on inventory sold in the period	(863)	(1,942)
Total fair value adjustments	216	401

Gross profit	6,570	5,028

General and administrative expenses	9,042	4,913
Selling and marketing expenses	3,720	1,190
Restructuring expenses	3,747	-
Share-based compensation	1,610	630
Total operating expenses	18,119	6,733

Operating loss	(11,549)	(1,705)

Finance income	2,891	7,226
Finance expense	(2,336)	(303)
Finance income, net	555	6,923

Income (loss) before income taxes	(10,994)	5,218

Income tax expense (benefit)	(253)	503

Net income (loss)	(10,741)	4,715

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Exchange differences on translation to presentation currency	(1,792)	(1,390)

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods	(1,792)	(1,390)

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation	858	232

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods	858	232

Total other comprehensive income (loss)	(934)	(1,158)

Total comprehensive income (loss)	$(11,675)	$3,557

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

	Three months ended March 31,
	2022	2021
Net income (loss) attributable to:
Equity holders of the Company	(9,452)	4,505
Non-controlling interests	(1,289)	210

	$(10,741)	$4,715
Total comprehensive income (loss) attributable to:
Equity holders of the Company	(10,290)	3,336
Non-controlling interests	(1,385)	221

	$(11,675)	$3,557
Net income (loss) per share attributable to equity holders of the Company:

Basic net income (loss) per share (in CAD)	$(0.14)	$0.11
Diluted net income (loss) per share (in CAD)	$(0.17)	$(0.06)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2022	2021
Cash provided by operating activities:

Net income (loss) for the period	$(10,741)	$4,715
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	(1,079)	(2,343)
Fair value adjustment on sale of inventory	863	1,942
Fair value adjustment on Warrants, investments and accounts receivable	(2,688)	(7,160)
Depreciation of property, plant and equipment	1,038	256
Amortization of intangible assets	636	45
Depreciation of right-of-use assets	163	84
Finance expenses, net	2,132	211
Deferred tax liability, net	(542)	211
Share-based payment	1,610	630
Share-based acquisition costs related to business combination with acquisition of subsidiary	-	989
Revaluation of other receivable	67	-
Restructuring expense	3,069	-
	5,269	(5,135)

Changes in working capital:
Increase in trade receivables	(6,009)	(3,682)
Decrease (increase) in other accounts receivable and advances to suppliers	1,892	(4,656)
Decrease (increase) in biological assets, net of fair value adjustments	641	(387)
Increase in inventories, net of fair value adjustments	(1,847)	(1,007)
Increase in trade payables	2,377	3,561
Changes in employee benefit liabilities, net	(83)	(24)
Decrease in other accounts payable and accrued expenses	(437)	(1,620)

	(3,466)	(7,815)

Taxes (paid) received	(505)	444

Net cash used in operating activities	(9,443)	(7,791)

Cash flows from investing activities:

Purchase of property, plant and equipment	(682)	(916)
Proceeds from loan receivable	350	-
Acquisition of subsidiary	-	362
Investment in associate	-	(12)
Proceeds from restricted cash	-	17

Net cash used in investing activities	$(332)	$(549)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2022	2021
Cash flow from financing activities:

Proceeds from exercise of warrants	-	461
Proceeds from exercise of options	333	65
Repayment of lease liability	(371)	(40)
Interest paid - lease liability	(435)	(16)
Receipt of bank loan and credit facilities	6,047	-
Cash paid for interest	(211)	-

Net cash provided by financing activities	5,393	470

Effect of foreign exchange on cash and cash equivalents	824	237

Decrease in cash and cash equivalents	(3,588)	(7,633)
Cash and cash equivalents at beginning of the period	13,903	8,885

Cash and cash equivalents at end of the period	$10,315	$1,252

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$169	$81
Issuance of shares in payment of purchase consideration liability	$3,147	$-